This report is signed on behalf of the registrant in the City of Boston and the Commonwealth of Massachusetts on the 13th day of February, 2012.

COLLEGE AND UNIVERSITY FACILITY

      LOAN TRUST ONE

By: U.S. Bank National Association, not in its individual capacity, but solely as Owner Trustee under a Declaration of Trust dated September 17, 1987 and Amended and restated on September 29, 1987, and December 4, 1989.

By:	Laura S Cawley
Vice President